China Finance Online Co. Limited

17th Floor of Fuzhuo Plaza A,

No. 28 Xuanwai Street, Xicheng District,

Beijing, China 100052

January 10 , 2017

VIA EDGAR

Marc Thomas, Review Accountant

Dave Irving, Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Finance Online Co. Limited Form 20-F for the Fiscal Year Ended December 31, 2015 Filed on April 27, 2016 Form 6-K Filed on August 22, 2016 File No. 000-50975

Dear Mr. Thomas:

China Finance Online Co. Limited (the “Company”, also “we”, “us”, or “our”) hereby provides responses to the comment letter (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 15, 2016, pertaining to the Company’s Form 20-F for the fiscal year ended December 31, 2015 filed on April 27, 2016 and our Form 6-K furnished on August 22, 2016.

The Company will file this response letter addressing the Staff’s comments.  Set forth below are the Company’s responses to each of the Staff’s comments contained in the Comment Letter.  For your convenience, we have reproduced the Staff’s comments in boldface type below and keyed the Company’s responses accordingly. The Company and its management confirm that they understand their obligation to ensure the accuracy and adequacy of their disclosures.

Form 20-F for the Fiscal Year Ended December 31, 2015

Report of Independent Registered Public Accounting Firm, F-1

1.	Please amend to include a signed and dated audit report for all financial statement periods included in the consolidated financial statements as required by Rule 2-02 of Regulation S-X.

The Company has filed a Form 20-F/A with a signed and dated audit report for all financial statement periods included in the consolidated financial statements as required by Rule 2-02 of Regulation S-X.

6-K Furnished on August 22, 2016

2.

We noted that you entered into the Stipulation of Settlement and provided for a settlement fund of $3 million related to Wang v. China Finance Online. Please tell us if you included any accruals for this litigation in the unaudited financial statements at June 30, 2016, or any prior periods. Refer to ASC 450.

In response to the Staff’s comment, the Company will amend the unaudited condensed consolidated balance sheets at March 31, 2016, June 30, 2016 and September 30, 2016 to include the claim liability and insurance receivable related to the Wang v. China Finance Online litigation.

In the light of ASC450, the contingent losses were probable and reasonably estimable in the Company’s judgment as of June 30, 2016, because the Board of Directors of the Company approved a settlement term sheet with lead plaintiffs in the litigation for $3 million on May 26, 2016. Accordingly, as of June 30, 2016, the company should accrue a liability amounting to $3 million, which was fully covered under its existing insurance policies. There is no P&L impact because the full amount of the loss is covered under insurance. On August 15, 2016, the Company reached a preliminary settlement (pending final approval and the judgment of the court) with the lead plaintiffs for $3 million, the same amount as specified in the settlement term sheet. Therefore, the June 30, 2016 accrual amount of $3 million and the expected insurance recovery of $3 million should be reflected in the Company’s balance sheet as of September 30, 2016.

Moreover, according to ASC855, the litigation had taken place before March 31, 2016, the balance sheet date of the first quarter of the fiscal year of 2016, and the estimated loss of litigation became available prior to the issuance of the financial statements, based on management’s evaluation mentioned as above. Further, the management believed that the event has a material effect on the financial statements and therefore requires adjustment. Consequently, the accrual amount of $3 million and the expected insurance recovery of $3 million should also be reflected in the Company’s balance sheet as of March 31, 2016.

Furthermore, the Company has already recorded legal and other expenses relating to the litigation that are not covered by insurance, amounting to $0.99 million, in its financial statements for the nine months ended September 30, 2016.

The Company proposes to amend our unaudited condensed consolidated balance sheets at March 31, 2016, June 30, 2016 and September 30, 2016 as follows:

Unaudited Condensed Consolidated Balance Sheet Data (In thousands of U.S. dollars)

	Mar. 31, 2016
	As previously reported	Adjustments	As Restated
Prepaid expenses and other current assets	7,650	3,000	10,650
Total current assets	124,615	3,000	127,615
Total assets	145,507	3,000	148,507

Current liabilities:
Contingent liability	-	3,000	3,000
Total current liabilities	36,740	3,000	39,740
Total liabilities	37,723	3,000	40,723

	Jun. 30, 2016
	As previously reported	Adjustments	As Restated
Prepaid expenses and other current assets	9,709	3,000	12,709
Total current assets	125,692	3,000	128,692
Total assets	141,415	3,000	144,415

Current liabilities:
Contingent liability	-	3,000	3,000
Total current liabilities	40,213	3,000	43,213
Total liabilities	41,114	3,000	44,114

	Sep. 30, 2016
	As previously reported	Adjustments	As Restated
Prepaid expenses and other current assets	10,207	3,000	13,207
Total current assets	155,977	3,000	158,977
Total assets	171,902	3,000	174,902

Current liabilities:
Contingent liability	-	3,000	3,000
Total current liabilities	74,056	3,000	77,056
Total liabilities	74,755	3,000	77,755

The Company is prepared to file amendments to the Forms 6-K filed on November 29, 2016, August 19, 2016 and May 30, 2016, in a manner consistent with this response after the Staff confirms he has no further comments.

In connection with our responses to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any question regarding this response letter or proposed amendments, please contact me by email at jun.wang@jrj.com.cn.

Sincerely,

/s/ Jun Wang

Jun Wang

Chief Financial Officer On behalf of China Finance Online Co. Limited